/dpw/cw/033/19833/037/S4/EDGAR/ex99.16ed
                                                                 Exhibit 99.16

Internal Revenue Service       Department of the Treasury

Index No.: 355.02-00           P.O. Box 7604
                               Ben Franklin Station
                               Washington, DC 20044

Kathleen Ferrell               Person to Contact:
Davis Polk & Wardwell          David Kessler
450 Lexington Avenue           Telephone Number:
New York, New York 10017       (202) 622-7770
                               Refer Reply To:
                               CC:DOM:CORP:2 - PLR-118857-97
                               Date: March 17, 1998

In re: The Limited, Inc.

LEGEND:

Distributing                 = The Limited, Inc.
                               EIN: 31-1029810

Controlled                   = Abercrombie & Fitch Co.
                               EIN: 31-1469076

D1                           = Old Bathco, Inc.

D2                           = Mast Industries (Delaware), Inc.

D3                           = Womanco, Inc.

D4                           = Structure, Inc.

D5                           = Limited Too, Inc.

DS1                          = Intimate Brands, Inc.

DS2                          = Mast Industries, Inc. (DE)

DSS1                         = Cacique

DSS2                         = Henri Bendel

DSS3                         = Lane Bryant

DSS4                         = Galyan Trading Company

C1                           = Abercrombie & Fitch Stores, Inc.

C2                           = Abercrombie & Fitch Holding Corporation

Business A                   = Victoria's Secret brand catalogue business

Business B                   = Mast's sourcing business

Business C                   = Express brand fashion retail business

Business D                   = Structure brand fashion retail business

Business E                   = Limited Too brand fashion retail business

Business F                   = Abercrombie & Fitch brand fashion retail
                               business

G%                           = 83%

H%                           = 94 %

J%                           = 84%

$K                           = $50 million

L%                           = 23%

LA%                          = 88%

LB%                          = 77%

M                            = 18.75 million

MA                           = 8 million

MB                           = 43 million

N                            = 85 million


NA                           = 13 million

NB                           = 5.8 million

NC                           = 2.8 million

$O                           = $1.615 billion

$P                           = $18.75 per share

$Q                           = $25.07 per share

S%                           = 90%

T                            = 360,000 shares

U%                           = 0.7%

State X                      = Delaware

Agreement Y                  = Contingent Stock Redemption Agreement

Trust Z                      = Wexner Children's Trust

Principal Shareholder        = Leslie H. Wexner

Date 1                       = March 17, 1996

Date 2                       = February 1, 1998

Date 3                       = July 31, 2006

Date 4                       = August 2, 1997

Period x                     = 8 years

Period y                     = 6 months



Dear Ms. Ferrell:

               This is in reply to your letter requesting rulings about the transaction described in this letter. The information submitted for consideration is substantially as set forth below.

               Distributing, a State X corporation, is the common parent of a consolidated group and is publicly traded with one class of common stock outstanding. No shareholder other than Principal Shareholder owns 5% or more of the stock of Distributing. Principal Shareholder beneficially owns L% of Distributing's outstanding shares, which includes the M shares of Distributing stock held through Trust Z. As of Date 4, there were options representing approximately NA shares of Distributing Common Stock outstanding under Distributing's various stock option plans, of which approximately NB shares were then outstanding. In addition as of Date 4, there were outstanding approximately NC shares of Distributing stock (Restricted Distributing Common Stock) issued to employees subject to forfeiture under certain circumstances.

               Distributing is a holding company that owns all the stock of D1, D2, D3, D4 and D5. Both D1 and D2 are also holding companies. D1 owns approximately G% of the stock of DS1, which is directly engaged in Business A. The remaining shares of DS1 outstanding are publicly held. D2 owns all the stock of DS2, which is directly engaged in Business B. D3, D4 and D5 are directly engaged in Business C, Business D and Business E, respectively.
DSS1, DSS2, DSS3 and DSS4 are indirect subsidiaries of Distributing.

               Controlled, a publicly traded State X corporation, is a holding company that owns all the stock of C2, which in turn owns all the stock of C1. C1 is directly engaged in Business F. Controlled has outstanding two classes of stock. As of Date 4 Controlled had MA shares of Controlled Common Stock A and MB shares of Controlled Common Stock B outstanding. Each share of Class A stock is entitled to one vote per share and each share of Class B stock is entitled to three votes per share. All of the outstanding shares of Controlled Common Stock B are owned by Distributing. These shares represent approximately H% of the vote and approximately J% of the value of Controlled.

               All of the outstanding shares of Controlled Common Stock A, which is publicly traded, are owned by the public and employees of Controlled. Controlled also had outstanding options for Controlled Common Stock A under its various stock option plans for key associates and certain executive officers as well as shares of Controlled Common Stock A (Controlled Restricted Stock) issued to employees subject to forfeiture under certain circumstances. If all such options were exercised and all such Restricted Stock were to vest, the Controlled Common Stock B held by Distributing would represent approximately LA% of the vote and LB% of the value of Controlled.

               Distributing holds a $ K note ("Controlled Note") issued by Controlled which represents Controlled's proportionate share of Distributing's long term debt outstanding.

               On Date 1, Distributing completed a self-tender offer pursuant to which it purchased N shares of its common stock for approximately $O. Principal Shareholder did not participate in the self-tender offer but Distributing entered into an Agreement Y with Trust Z which gives Trust Z the right to require Distributing to redeem up to M shares of Distributing stock held by Trust Z for a period of x commencing Date 2 for $ P per share (the "Trust Redemption Rights"). Agreement Y also gives Distributing the right to redeem an equivalent number of shares from Trust Z at $ Q per share for a period of y commencing on Date 3 ("Company Redemption Right" and together with the Trust Redemption Rights, the "Redemption Rights"). Agreement Y contains anti-dilution provisions pursuant to which any shares of Controlled Common Stock distributed to Trust Z with respect to its Distributing stock would become subject to the Redemption Rights of Agreement Y.

               Distributing submitted financial information which indicates that Distributing, D3, D4, D5, DS1, DS2 and C1 each had gross receipts and operating expenses representative of the active conduct of a trade or business for each of the past five years.

               Distributing proposes to effect a non prorata distribution of its Controlled Common Stock to its shareholders pursuant to an exchange offer (the "Split-off"). The corporate business purpose for the proposed transaction is to permit Controlled to pursue independent strategies and compete independently for personnel, store locations and other resources.

               Immediately prior to the non prorata distribution, Distributing proposes to convert Controlled Common Stock Class B into Common Stock Class A. After the conversion, Distributing will own approximately J% of the voting power of Controlled. Principal Shareholder and Trust Z will not participate in the Split-off. Grantees of restricted Distributing Common Stock and options on Distributing Common Stock also will not receive Controlled stock or options to acquire Controlled stock in connection with the Split-off.

               The Split-off exchange ratio between Distributing Common Stock and Controlled Common Stock will be determined by shareholders of Distributing, other than Principal Shareholder and Trust Z, through a "Dutch auction" process. Distributing's offer to exchange will specify that the offer is made for a range of ratios of Distributing stock to Controlled stock. Each tendering shareholder will have the opportunity either to specify the exchange ratio (within the stated range) at which it will agree to exchange shares or to tender shares at the exchange ratio determined by Dutch Auction (the Final Exchange Ratio). The Final Exchange Ratio will be the lowest ratio within the range that would permit the most shares of Controlled Common Stock to be exchanged. The auction process will specify a minimum subscription percentage of S%. It is expected that the number of distributing shares tendered will be sufficient to result in distribution of all of the shares of Controlled Common Stock held by Distributing.

               If the Dutch Auction process does not result in subscription for all of the Controlled shares held by Distributing, the remaining Controlled shares will be distributed prorata to all remaining shareholders of Distributing, including Principal Shareholder and Trust Z (the "Spin-off," and together with the Split-off, the "Distribution"). The maximum amount of Controlled stock that could be distributed to Trust Z, thereby becoming subject to the Redemption Rights of Agreement Y, will not exceed T shares, or less than U% of the total number of Controlled shares outstanding. Thus the number of Controlled shares that Distributing could acquire pursuant to the terms of Agreement Y described above will be insignificant.

               Following the Distribution, Distributing intends to retain the Controlled Note because it is unlikely that Controlled would be able to refinance the Controlled Note on favorable terms.

               In connection with the proposed transaction, Distributing has made the following representations:

               (a) Distributing, Controlled and their respective shareholders will each pay their own expenses, if any, incurred in connection with the proposed transaction.

               (b) Except to the extent that the receipt of restricted
                   Controlled Common Stock by grantees of restricted Distributing Common Stock in the Spin-off will be considered compensation for federal income tax purposes, no part of the consideration distributed by Distributing is being received by any of the Distributing stockholders as a creditor, employee or in any capacity other than that of a shareholder of Distributing.

               (c) Following the Distribution, Distributing and Controlled
                   each will continue the active conduct of its respective businesses, independently and with its separate employees except that (i) Distributing will provide certain transitional services to Controlled for a period not to exceed one year, and (ii) subject to the terms of an existing sublease agreement, Controlled plans to continue to sublease corporate headquarters space and a distribution center from Distributing and its affiliates and purchase certain logistics and distribution services from Distributing's affiliates for fair market value determined on terms and conditions arrived at by the parties bargaining at arm's-length.

               (d) Except for the Controlled Note and trade receivables
                   arising from the ordinary course of business conducted at arm's length, no intercorporate debt will exist between Distributing or its affiliates and Controlled at the time of, or subsequent to, the Distribution.

               (e) The five years of financial information submitted on behalf of Distributing, Controlled and other relevant corporations is representative of each corporation's present operations, and with regard to each corporation, there have been no substantial operational changes since the date of the last financial statements submitted.

               (f) Except as described below, there is no plan or intention to liquidate either Distributing or Controlled, to merge either corporation with any other corporation or to sell or otherwise dispose of the assets of either corporation after the transaction, except in the ordinary course of business. Distributing is endeavoring to dispose of all or part of its interest in, or terminate the operations of, its DSS1, DSS2, DSS3 and DSS4 businesses, and certain other miscellaneous retail operations. Any proceeds from the sale of such businesses will be reinvested in Distributing's retained business, used to repay existing indebtedness of Distributing or used for general corporate purposes.

               (g) The corporate business purpose for the proposed transaction is to permit Controlled to pursue independent strategies and compete independently for personnel, store locations and other resources.

               (h) There is no plan or intention by any shareholder who owns 5 percent or more of the stock of Distributing, and the management of Distributing, to its best knowledge, is not aware of any plan or intention on the part of any particular remaining shareholder of Distributing, to sell, exchange, transfer by gift or otherwise dispose of any stock in, or securities of, either Distributing or Controlled after the transaction; however, as described in the original submission, the terms of the Agreement Y provide under certain circumstances for Redemption Rights with respect to up to M Distributing shares controlled by Principal Shareholder through Trust Z. Moreover, any Controlled common shares distributed to Trust Z with respect to its Distribution stock will be subject to Agreement Y.

               (i) There is no plan or intention by either Distributing or
                   Controlled, directly or through any subsidiary corporation, to purchase any of its outstanding stock after the proposed transaction, other than through stock purchases meeting the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30; however, as described in the original submission, the terms of the Agreement Y provide under certain circumstances for Redemption Rights with respect to up to M shares of Distributing stock controlled by Principal Shareholder through Trust Z. Moreover, any Controlled common shares distributed to Trust Z. Moreover, any Controlled common shares distributed to trust Z with respect to its Distribution stock will be subject to Agreement Y.

               (k) Payments made in connection with all continuing transactions between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's-length.

               (l) Immediately after the Distribution, at least 90% of the fair market value of the gross assets of Distributing will consist of the stock and securities of controlled corporations that are engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

               (m) Immediately after the Distribution, at least 90% of the fair market value of the gross assets of Controlled will consist of the stock and securities of controlled corporations that are engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

               (n) Immediately after the Distribution, at least 90% of the fair market value of D1 will consist of the stock and securities of DS1 that is engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

               (o) Immediately after the Distribution, at least 90% of the fair market value of D2 will consist of the stock and securities of DS2 that is engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

               (p) Immediately after the Distribution, at least 90% of the fair market value of C2 will consist of the stock and securities of C1 that is engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

               (q) Immediately after the Distribution, the fair market value of the assets related to the active trade or business conducted by C1 will constitute at least 5% of the fair market value of the gross assets of C1.

               (r) Immediately after the Distribution, the fair market value of the assets related to the active trade or business conducted by DS1 will constitute at least 5% of the fair market value of the gross assets of DS1.

               (s) Immediately after the Distribution, the fair market value of the assets related to the active trade or business conducted by DS2 will constitute at least 5% of the fair market value of the gross assets of DS2.

               (t) Immediately after the Distribution, the fair market value of the assets related to the active trade or business conducted by D3 will constitute at least 5% of the fair market value of the gross assets of D3.

               (u) Immediately after the Distribution, the fair market value of the assets related to the active trade or business conducted by D5 will constitute at least 5% of the fair market value of the gross assets of D5.

               (v) Immediately after the Distribution, the fair market value of the assets related to the active trade or business conducted by D4 will constitute at least 5% of the fair market value of the gross assets of D4.

               (w) Immediately before the Distribution, items of income, gain, loss, deduction and credit will be taken into account as required by the applicable intercompany transaction regulations. Further, Distributing's excess loss account with respect to Controlled Stock will be included in income immediately before the distribution.

               (x) There have been no negotiations, agreements, or
                   arrangements with respect to transactions or events which, if treated as consummated before the proposed distribution, would result in Distributing's not having "control" of Controlled within the meaning of Sections 355(a)(1)(A) and 368(c) of the Code at the time of the Distribution. For this purpose, Distributing represents that it and Controlled have not engaged in any discussions directly or indirectly with investment bankers, underwriters, or the like regarding any change in equity structure that would result in Distributing's not having such "control" (including stock issuances, capital contributions, or acquisitions, but not including the proposed distribution). Further, neither Distributing nor Controlled has a present plan or intention to make such a change in equity structure (except for the proposed distribution) at the time of the Distribution of Controlled stock.

               (y) None of Distributing's directors or officers will serve as directors or officers of Controlled.

               (z) Distributing will promptly dispose of any shares of
                   Controlled Common Stock it may acquire pursuant to the terms of Agreement Y.

              (aa) Distributing will vote any shares of Controlled Common
                   Stock it may acquire pursuant to the terms of Agreement Y in proportion to the votes cast by Controlled's other shareholders.

              (bb) No fractional shares of Controlled stock will be
                   distributed in the transaction. Cash will be paid in lieu of fractional shares, if any , of Controlled Common Stock. The issuance of cash in lieu of fractional shares will merely represent the mechanical rounding off of the fractional share interests. It will be undertaken solely for the purpose of saving the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained for consideration.

              (cc) The total amount of cash distributed in lieu of fractional shares will constitute less than 1 percent of the total consideration distributed in the Distribution.

              (dd) The fair market value of the Controlled stock received by
                   Distributing shareholders in the Split-off will be approximately equal to the fair market value of the Distributing stock surrendered by such shareholders in the exchange.

               Based solely on the information submitted and on the representations set forth above, we hold as follows:

               (1) No gain or loss will be recognized by Distributing upon the distribution of its stock in Controlled.  Section 355(c).

               (2) No gain or loss will be recognized by (and no amount will be included in the income of) the Distributing shareholders upon their receipt of Controlled stock in Distribution.
                   Section 355(a)(1).

               (3) As provided in Section 312(h) of the Code, proper
                   allocation of earnings and profits between Distributing and Controlled will be made in accordance with Section 1.312-10(b) of the Regulations.

               (4) The basis of shares of Controlled stock received in the
                   Split-off will be the same as the basis of the Distributing stock surrendered in exchange therefor. Section 358(a).

               (5) If any controlled shares are received in the Spin-off, the aggregate basis of the Controlled stock received in the Spin-off and the Distributing stock in the hands of the Distributing shareholders after the Spin-off will be the same as the aggregate basis of the Distributing stock held by them immediately before the Spin-off and will be allocated among the shares of Distributing and Controlled stock in proportion to their relative fair market values in accordance with Section 358(b) of the Code and Section 1.358-2(a) of the Regulations.

               (6) The holding period of Controlled stock received in the
                   Split-off will include the holding period of the Distributing stock exchanged therefor provided that such shares of Distributing stock are held as a capital asset on the date of the Split-off. Section 1223(1).

               (7) If any Controlled shares are received in the Spin-off, the holding period of any those shares will include the holding period during which the shareholder held its shares of Distributing stock retained, provided that such shares of Distributing stock are held as a capital asset on the date of the Spin-off. Section 1223(1).

               (8) Any payments of cash in lieu of fractional share interests in Controlled will be treated for federal tax purposes as if the fractional shares were issued in the Distribution and then were redeemed by Controlled. The cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in
                   Section 302(a) of the Code. Provided the fractional share interest is a capital asset in the hands of the recipient shareholder, the gain or loss will constitute capital gain or loss subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code.

               No opinion is expressed about the tax treatment of the transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the above rulings.

               This ruling is directed only to the taxpayer who requested it.
Section 6110(j)(3) of the Code provides that it may not be used or cited as precedent.

               A copy of this letter should be attached to the federal income tax returns of the taxpayers involved for the taxable year in which the transaction covered by this ruling is consummated.


                                         Sincerely yours,

                                         Assistant Chief Counsel (Corporate)


                                         By:  /s/ Richard L. Osborne
                                             ----------------------------------
                                             Richard L. Osborne
                                             Senior Technician Reviewer
                                             Branch 2


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      Ohio District Posts of Duty
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